------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
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                                                  Estimated average burden
                                                  hours per response . . . 14.90
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                              SECTION 240.13d-2(a)

                              (Amendment No. 14)1

                         Capital Pacific Holdings, Inc.
--------------------------------------------------------------------------------
                                (name of Issuer)


                     Common Stock, Par Value $.10 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14040M104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or
                   240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
       Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              Page 1 of 30 Pages
                        Exhibit Index Found on Page 28

---------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===================
CUSIP No. 14040M104
===================


------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            California Housing Finance, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                               Page 2 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            California Housing Finance, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            00
------------====================================================================


                               Page 3 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Management, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IA, OO
------------====================================================================


                               Page 4 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            David I. Cohen
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 5 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Joseph F. Downes
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 6 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            William F. Duhamel
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 7 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Richard B. Fried
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 8 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Monica R. Landry
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 9 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            William F. Mellin
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 10 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Stephen L. Millham
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 11 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Thomas F. Steyer
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 12 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Mark C. Wehrly
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,712,276 [See Preliminary Note]
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     5,719,588 [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,588 of which only 3,712,276 Shares are Voting Shares
            [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.3 % of all Shares but only 28.8% of those Shares currently eligible to vote [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 13 of 30 Pages

     This Amendment No. 14 to the Schedule 13D amends the Schedule 13D originally filed on September 30, 1997 (collectively with all other amendments thereto, the "Schedule 13D").

     Preliminary Note: The Reporting Persons are filing this Amendment No. 14 to the Schedule 13D to report the acquisition by California Housing Finance, L.P. (the "Partnership") from CPH2, LLC of 902,425 Shares of the Company and the acquisition by Makallon, LLC ("Makallon") from CPH2, LLC of 772,312 Shares of the Company, each as contemplated in Amendment No. 13 of the Schedule 13D. As reported in such Amendment No. 13, on December 5, 2002, the Partnership, Makallon and CPH2, LLC entered into a Purchase and Sale Agreement (the "CPH2 Sale Agreement") pursuant to which, subject to the terms and conditions thereof, the Partnership agreed to purchase from CPH2, LLC 902,425 Shares of the Company and Makallon agreed to purchase from CPH2, LLC 772,312 Shares of the Company. The transaction was consummated on April 15, 2003. As the Partnership is the sole non-managing member of Makallon and has a veto power over the disposal of assets held by Makallon with a value in excess of $10,000, the Partnership may be deemed to be the beneficial owner of the 772,312 Shares acquired by Makallon. Therefore, such Shares are included in the Shares listed on the cover pages by the Reporting Persons in this Amendment No. 14.

     In its Form 10-Q for the period ending November 30, 2002, the Company reported that as of December 31, 2003 there were (i) 13,679,362 Shares of common stock outstanding, all of which are eligible to vote ("Voting Common Stock"), and (ii) 1,235,000 Shares of non-voting common stock outstanding ("Non-Voting Common Stock"). Pursuant to the Conversion Agreement dated December 5, 2002 among the Company, CPH2, LLC, CPH3, LLC, the Partnership, and Makallon (the "Conversion Agreement") described in Amendment No. 13 to the Schedule 13D, Makallon agreed to exchange the 772,312 Shares of Voting Common Stock it acquired pursuant to the CPH2


                              Page 14 of 30 Pages

Sale Agreement for 772,312 Shares of Non-Voting Common Stock. Assuming this conversion has been effected, there are (i) 12,907,050 Shares of Voting Common Stock and (ii) 2,007,312 Shares of Non-Voting Common Stock outstanding as of the date hereof. As of the date hereof (and including the Shares purchased from CPH2, LLC by the Partnership), the Partnership owns (x) 3,712,276 Shares of Voting Common Stock and (y) 1,235,000 Shares of Non-Voting Common Stock. As of the date hereof, the Partnership may also be deemed to be the beneficial owner of the 772,312 Shares of Non-Voting Common Stock acquired by Makallon from CPH2, LLC. The Partnership therefore is, or may be deemed to be, the beneficial owner of 38.3% of the 14,914,362 Shares of Common Stock (both Voting and Non-Voting) issued and outstanding but only 28.8% of the 12,907,050 Shares of Voting Common Stock issued and outstanding. For further information regarding the CPH2 Sale Agreement or the Conversion Agreement, see Item 4 below.

Item 2.  Identity And Background
------   -----------------------

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Partnership
         ---------------

               (i)  California   Housing  Finance,   L.P.,  a  Delaware  limited
                    partnership, with respect to the Shares beneficially owned by it.

         The General Partner Of The Partnership
         --------------------------------------

               (ii) California  Housing  Finance,  L.L.C.,  a  Delaware  limited liability company which is the general partner of the Partnership (the "General Partner"), with respect to the Shares beneficially owned by the Partnership.2

---------------

     2The limited partners of the Partnership are Farallon Capital Partners, L.P., a California limited partnership ("FCP"), a discretionary account (the "Managed Account") managed by the Management Company (as defined herein), RR Capital Partners, L.P., a Delaware limited partnership ("RR") and Farallon Special Situation Partners, L.P., a Delaware limited partnership ("FSSP"). The members of the General Partner are FCP, the Managed Account, RR and FSSP.


                              Page 15 of 30 Pages

         The Management Company
         ----------------------

               (iii)Farallon  Capital  Management,  L.L.C.,  a Delaware  limited liability company (the "Management Company"), with respect to the Shares beneficially owned by the Partnership.

         The Managing Members Of The Management Company
         ----------------------------------------------

               (iv) The  following  persons  who  are  managing  members  of the
                    Management Company, with respect to the Shares beneficially owned by the Partnership: David I. Cohen ("Cohen"), Joseph
                    F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Richard B. Fried ("Fried"), Monica R. Landry ("Landry"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

         Cohen, Downes, Duhamel, Fried, Landry, Mellin, Millham, Steyer, and Wehrly are together referred to herein as the "Individual Reporting Persons."

         (b) The address of the principal business and principal office of (i) the Partnership, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

         (c) The principal business of the Partnership is to invest in and engage in certain financial transactions with the Company and its affiliates and with Makallon. The principal business of the General Partner is to act as the general partner of the Partnership. The principal business of the Management Company is that of a registered investment adviser. The Management Company also acts as the manager of the General Partner. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

         (d) None of the Partnership, the General Partner, the Management Company or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                              Page 16 of 30 Pages

         (e) None of the Partnership, the General Partner, the Management Company or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Partnership, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen.

         The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration.
------   --------------------------------------------------

         Item 3 of the Schedule 13D is amended and supplemented as follows:

         The net investment cost (including commissions) for the 902,425 Shares acquired by the Partnership since the filing of the prior Schedule 13D is $6,194,217.

         The consideration for such acquisition was obtained by the Partnership from working capital contributed by the partners of the Partnership and advances from the following three Partnership affiliates which are under common control with such partners: Farallon Capital Institutional Partners, a California limited partnership, Farallon Capital Institutional Partners II, L.P., a California limited partnership and Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership. These three affiliates obtained their funds from working capital. The partners of the Partnership obtained their funds as follows: with respect to FCP, from working capital and/or from borrowings pursuant to a margin account maintained in the ordinary course of business by FCP at Goldman Sachs & Co.; with respect to RR, from working capital and/or from borrowings


                              Page 17 of 30 Pages
pursuant to a margin account maintained in the ordinary course of business by RR at Goldman Sachs & Co.; with respect to FSSP, from working capital; with respect to the Managed Account, from working capital and from borrowings pursuant to a margin account maintained in the ordinary course of business by such account at Goldman Sachs & Co.; and with respect to the General Partner, from working capital contributed by the members of the General Partner. FCP, RR, FSSP and the Managed Account hold certain securities in their respective margin accounts at Goldman Sachs & Co., and the accounts may from time to time have debit balances.

Item 4.  Purpose Of The Transaction.
------   --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         As reported above, on December 5, 2002, the Partnership, Makallon and CPH2, LLC entered into the CPH2 Sale Agreement pursuant to which, subject to the terms and conditions thereof, the Partnership agreed to purchase from CPH2, LLC 902,425 Shares of the Company and Makallon agreed to purchase from CPH2, LLC 772,312 Shares of the Company. The transaction was consummated on April 15 ,2003. As the Partnership is the sole non-managing member of Makallon and has a veto power over the disposal of assets held by Makallon with a value in excess of $10,000, the Partnership may be deemed to be the beneficial owner of the 772,312 Shares acquired by Makallon. Pursuant to the Conversion Agreement, Makallon exchanged its 772,312 Shares of Voting Common Stock for 772,312 Shares of Non-Voting Common Stock.

         As reported in Amendment No. 13 to the Schedule 13D, pursuant to the Conversion Agreement the Partnership and Makallon have been granted registration rights for all of the Shares they have acquired pursuant to the CPH2 Sale Agreement under that certain Registration Rights Agreement dated October 1, 1997 by and between the Company and the Partnership (the "Registration Rights Agreement"), as amended by Section 2.3(b) of the Interest Exchange


                              Page 18 of 30 Pages

Agreement dated as of February 15, 2001 by and between the Company and the Partnership (the "Exchange Agreement"). Under the Conversion Agreement, the Company has also agreed to exchange the Shares of Non-Voting Common Stock for Shares of Voting Common Stock upon the occurrence of certain events.

         The CPH2 Sale Agreement was entered into pursuant to that certain Stipulation of Settlement dated as of December 5, 2002 (the "Stipulation") among certain of the Reporting Persons, the Company, Hadi Makarechian and certain of the Company's other directors, Capital Pacific Holdings, LLC, CPH2, LLC, CPH3, LLC, Makallon, Paul Makarechian, Makar Properties, LLC and Dale Dowers ("Dowers" and together with the other named entities, the "Stipulation Parties"). The Stipulation was entered into by the Stipulation Parties to settle fully all of the claims and counter-claims brought in the case Dale Dowers v. Hadi Makarechian, et al. (Orange County Superior Court Case No. 01 CC 06121)(the "Action"), and was submitted to the Court for its consideration on December 5, 2002. The proposed settlement set forth in the Stipulation includes, among other things, releases granted by the plaintiff and the defendants in the Action and by the Company and Capital Pacific Holdings, LLC; the Company's agreement to institute new corporate governance provisions; and certain other contemplated transactions. For further information regarding the Stipulation, the releases, the Company's new corporate governance provisions and the other contemplated transactions, see Item 4 of Amendment No. 13 to the prior Schedule 13D.

         The summary of the Stipulation, the CPH2 Sale Agreement and the Conversion Agreement is qualified in its entirety by the terms and conditions of each such agreement. The CPH2 Sale Agreement and the Conversion Agreement are filed as filed as Exhibits Q and R, respectively, to Amendment No. 13 to the
Schedule 13D and incorporated by reference herein. The summary of the Stipulation is qualified in its entirety by the terms and conditions of the Stipulation, which


                              Page 19 of 30 Pages

Stipulation may be found with the Orange County Superior Court, Complex Litigation Center, Records Department, 751 W. Santa Ana Boulevard, Building 36, Santa Ana, CA 92701, Telephone Number: (714) 568-4832. For information regarding the Action, see the Company's 10-Q for the quarter ended August 31, 2002 filed with the SEC on October 15, 2002. For a copy of the Registration Rights Agreement see the Reporting Persons' Schedule 13D Amendment No. 1 dated October 9, 1997 and filed with the SEC on October 9, 1997. For a copy of the Exchange Agreement, see the Reporting Persons' Schedule 13D Amendment No. 10 dated February 16, 2001 and filed with the SEC on February 16, 2001.

         Also, in order to maximize and protect the value of the Partnership's investment in the Company and to exercise its minority protections and other rights, the Reporting Persons have communicated with and intend to have further communications from time to time with one or more shareholders or creditors of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, potential investors in the Company and/or other third parties and any financial advisers to the Company regarding the Company, Capital Pacific Holdings, LLC and their affiliates and subsidiaries (including but not limited to operations, acquisitions or dispositions, refinancings, recapitalizations, dividends and other strategic transactions that could be undertaken by the Company, Capital Pacific Holdings, LLC and/or their affiliates and subsidiaries). The Reporting Persons may in such communications advocate a particular course of action.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position


                              Page 20 of 30 Pages
and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)  The Partnership
              ---------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Partnership is incorporated herein by reference for each such Partnership.

                  (c) The only transaction consummated by the Partnership in the past 60 days was the purchase of 902,425 Shares on April 15, 2003. The net investment cost (including commission) paid by the Partnership for such Shares is $6,194,217 or $6.86 per Share. Such transaction was consummated pursuant to the CPH2 Sale Agreement described in the Preliminary Note and Item 4 above.

                  (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company. Makallon has the right to receive dividends on the Shares owned by Makallon.

                  (e)      Not applicable.

         (b)  The General Partner
              -------------------

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  the   General   Partner  is
                           incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company. Makallon has the right to receive dividends on the Shares owned by Makallon.

                  (e)      Not applicable.


                              Page 21 of 30 Pages

         (c)  The Management Company
              ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c)      None

                  (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company. Makallon has the right to receive dividends on the Shares owned by Makallon.

                  (e)      Not applicable.

         (d)  The Individual Reporting Persons
              --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

                  (c)      None.

                  (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

                  (e)      Not applicable.


         With the exception of the 772,312 Shares owned by Makallon, the Shares reported hereby for the Partnership are owned directly by it. The Partnership, as the sole non-managing member of Makallon, may be deemed to be the beneficial owner of the 772,312 Shares owned by Makallon. The General Partner, as general partner to the Partnership, may be deemed to be the beneficial owner of all such Shares owned by the Partnership. The Management Company, as manager of the General Partner, may be deemed to be the beneficial owner of all Shares owned by the Partnership. Each of the Individual Reporting Persons, as managing member of the Management Company, may be deemed to be the beneficial owner of all such Shares held by the Partnership. Each of the General Partner, the Management Company and the Individual Reporting Persons hereby


                              Page 22 of 30 Pages
disclaims any beneficial ownership of any such Shares. The Partnership hereby disclaims any beneficial ownership of the 772,312 Shares owned by Makallon.

Item 6.  Contracts, Arrangements, Understandings Or
------   Relationships With Respect To Securities Of The Issuer.
         ------------------------------------------------------

         Other than the CPH2 Sale Agreement, the Conversion Agreement and the other agreements described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------
         There is filed herewith as Exhibit S a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.















                              Page 23 of 30 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2003


                             CALIFORNIA HOUSING FINANCE, L.P.

                             By:  California Housing Finance, LLC
                                    its General Partner

                             By:  Farallon Capital Management, L.L.C.
                                     its Manager

                               /s/ Joseph F. Downes
                             ----------------------------------------
                             By:  Joseph F. Downes,
                             Managing Member


                             CALIFORNIA HOUSING FINANCE, L.L.C.

                             By:  Farallon Capital Management, L.L.C.,
                                     its Manager

                               /s/ Joseph F. Downes
                             ----------------------------------------
                             By:  Joseph F. Downes,
                             Managing Member


                               /s/ Joseph F. Downes
                             ----------------------------------------
                             FARALLON CAPITAL MANAGEMENT, L.L.C.,
                             By Joseph F. Downes,
                             Managing Member


                               /s/ Joseph F. Downes
                             ----------------------------------------
                             Joseph F. Downes, individually and as attorney-in-fact for each of David I. Cohen, William F. Duhamel, Monica R. Landry, Richard B. Fried, William F. Mellin, Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly.

         The Powers of Attorney, each executed by Cohen, Mellin, Millham and Steyer authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 20, 1998, by such Reporting Persons with respect to the Units of Spiros Development Corporation II, Inc., are hereby incorporated by reference. The Powers of Attorney, each executed


                              Page 24 of 30 Pages
by Duhamel and Fried authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 9, 1999 by such Reporting Persons with respect to the Callable Class A Common Stock of Crescendo Pharmaceuticals Corporation, are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Downes to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on January 18, 2000, by such Reporting Person with respect to the Class A Common Stock of Momentum Business Applications, Inc., is hereby incorporated by reference. The Power of Attorney executed by Monica R. Landry authorizing Downes to sign and file this
Schedule 13D on her behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International, is hereby incorporated by reference.


                              Page 25 of 30 Pages

                                                                      ANNEX 1

     Set forth below with respect to the Partnership, the General Partner, the Management Company is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company is the following: name; business address; principal occupation; and citizenship.

1.   The Partnership
     ---------------

     (a) California Housing Finance, L.P.
     (b) c/o Farallon Capital Management, L.L.C.
         One Maritime Plaza, Suite 1325
         San Francisco, CA  94111
     (c) Invests and engages in certain financial transactions with the Company and its affiliates and with Makallon
     (d) Delaware limited partnership
     (e) General Partner: California Housing Finance, L.L.C.

2.   The General Partner
     -------------------

     (a) California Housing Finance, L.L.C.
     (b) c/o Farallon Capital Management, L.L.C.
         One Maritime Plaza, Suite 1325
         San Francisco, CA  94111
     (c) Acts as General Partner of California Housing Finance, L.P.
     (d) Delaware limited liability company
     (e) Manager: Farallon Capital Management, L.L.C.

3.   The Management Company
     ----------------------

     (a) Farallon Capital Management, L.L.C.
     (b) One Maritime Plaza, Suite 1325
         San Francisco, CA  94111
     (c) Serves as investment adviser to various managed accounts. Also acts as manager of California Housing Finance, L.L.C.
     (d) Delaware limited liability company
     (e) Managing Members: Thomas F. Steyer, Senior Managing Member; David I. Cohen, Joseph H. Downes, William F. Duhamel, Richard B. Fried, Monica
         R. Landry, William F. Mellin, Stephen L. Millham, and Mark C. Wehrly, Managing Members.

The Individual Reporting Persons
--------------------------------


                              Page 26 of 30 Pages

     Each of the Individual Reporting Persons is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company. The principal occupation of each Individual Reporting Person is serving as a managing member of the Management Company.
















                              Page 27 of 30 Pages

                                  EXHIBIT INDEX


     EXHIBIT S                                  Joint Acquisition Statement
                                                Pursuant to Section  240.13d1(k)





















                              Page 28 of 30 Pages

                                                                       EXHIBIT S
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                       PURSUANT TO SECTION 240.13D-(f)(1)
                       ----------------------------------

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:   April 17, 2003



                                    CALIFORNIA HOUSING FINANCE, L.P.

                                    By: California Housing Finance, L.L.C.,
                                    its General Partner

                                    By: Farallon Capital Management, L.L.C.,
                                    its Manager

                                       /s/ Joseph F. Downes
                                    ----------------------------------------
                                    By: Joseph F. Downes,
                                    Managing Member

                                    CALIFORNIA HOUSING FINANCE, L.L.C.
                                    By: Farallon Capital Management, L.L.C.,
                                    its Manager

                                       /s/ Joseph F. Downes
                                    ----------------------------------------
                                    By: Joseph F. Downes,
                                    Managing Member

                                    FARALLON CAPITAL MANAGEMENT, L.L.C.,

                                       /s/ Joseph F. Downes
                                    ----------------------------------------
                                    By:  Joseph F. Downes,
                                    Managing Member



                              Page 29 of 30 Pages

                                       /s/ Joseph F. Downes
                                    ----------------------------------------
                                    By:  Joseph F. Downes,  individually and as
                                    attorney-in-fact for each of David I. Cohen,
                                    William F. Duhamel,  Richard B. Fried,
                                    Monica R. Landry, William F. Mellin, Stephen
                                    L. Millham, Thomas F.  Steyer, and Mark C.
                                    Wehrly.

















                              Page 30 of 30 Pages